                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                              General Magic, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  370253 10 6
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                                 (CUSIP Number)

                           Kimberly K. Hudolin, Esq.
                           General Motors Legal Staff
                            New Center One Building
                             Mail Code: 482-208-835
                           3031 West Grand Boulevard
                            Detroit, Michigan 48202
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 9, 1999
                ------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-----------------------                                  ---------------------
CUSIP No. 370253 10 6                13D                   Page 2 of 5 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

      General Motors Corporation  FEIN No. 38-0572515
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(D) or 2(E)
                                                                    [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            11,876,484

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             11,876,484

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,876,484

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      CO
------------------------------------------------------------------------------

     The undersigned hereby amend their Schedule 13D Statement filed December 20, 1999 (the "Schedule 13D") relating to the Common Stock of General Magic, Inc. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. The purpose of this Amendment No. 1 is to file Exhibit 4 to the Schedule 13D.

Item 1. Security and Issuer

     No material change.

Item 2. Identify and Background

     No material change.

Item 3. Source and Amount of Funds or Other Consideration

     No material change.

Item 4. Purpose of Transaction

     No material change.

Item 5. Interest in Securities of the Issuer

     No material change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     No material change.

Item 7. Material to Be Filed as Exhibits

Exhibit 4 Letter Agreement dated as of December 9, 1999 between General Magic, Inc. and General Motors Corporation regarding limitations on the exercise of the Series G Convertible Preferred Stock and the Warrant issued to General Motors.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    GENERAL MOTORS CORPORATION


                                    By:  /s/ Thomas A. Gottschalk
                                         ------------------------
                                    Name:    Thomas A. Gottschalk
                                    Title:   Sr. Vice President and General
                                              Counsel

Date: January 6, 2000

                       EXHIBIT INDEX TO AMENDMENT NO. 1

Exhibit No.

Exhibit 4 Letter Agreement dated as of December 9, 1999 between General Magic, Inc. and General Motors Corporation regarding limitations on the exercise of the Series G Convertible Preferred Stock and the Warrant issued to General Motors.